United States
Securities and Exchange Commission
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant To Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934

For the month of

October 2003

Valley of the Rio Doce Company
(Translation of Registrant’s name into English)

Avenida Graça Aranha, No. 26
20005-900 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F      Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes      No

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-       .)

CVRD 3Q03 Earnings Release

Rio de Janeiro, October 16, 2003 — Companhia Vale do Rio Doce (CVRD) will release 3Q03 earnings on Wednesday, Novemberr 12, 2003 after market closing. CVRD will release simultaneously quarterly consolidated financial statements in US GAAP (generally accepted accounting principles in the United States) and the Parent Company results in BR GAAP (generally accepted accounting principles in Brazil). There will be a conference call and webcast on Thursday, Novemberr 13, 3:00 p.m., Rio de Janeiro time (12:00 p.m. New York time). The instructions to participate in these events are available on the enclosed invitation and also on CVRD website, www.cvrd.com.br, investor relations.

For further information, please contact:
Roberto Castello Branco: roberto.castello.branco@cvrd.com.br +55-21-3814-4540
Barbara Geluda: barbara.geluda@cvrd.com.br +55-21-3814-4557
Daniela Tinoco: daniela.tinoco@cvrd.com.br +55-21-3814-4946
Eduardo Mello Franco: eduardo.mello.franco@cvrd.com.br +55-21-3814-9849
Rafael Azevedo: rafael.azevedo@cvrd.com.br +55-21-3814-4700
Rafael Campos: rafael.campos@cvrd.com.br +55-21-3814-4353

This press release may contain statements that express management’s expectations about future events or results rather than historical facts. These forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those projected in forward-looking statements, and CVRD cannot give assurance that such statements will prove correct. These risks and uncertainties include factors: relating to the Brazilian economy and securities markets, which exhibit volatility and can be adversely affected by developments in other countries; relating to the iron ore business and its dependence on the global steel industry, which is cyclical in nature; and relating to the highly competitive industries in which CVRD operates. For additional information on factors that could cause CVRD’s actual results to differ from expectations reflected in forward-looking statements, please see CVRD’s reports filed with the Brazilian Comissão de Valores Mobiliários and the U.S. Securities and Exchange Commission.

CVRD cordially invites you to participate in a

CONFERENCE CALL AND WEBCAST PRESENTATION

to discuss its

THIRD QUARTER 2003 RESULTS

Date & Time	Please Dial

Thursday, November 13, 2003	US Participants toll free: (1-888) 340-8477
03:00 p.m. (Rio de Janeiro Time)	International Participants: (1-786) 924-8430
12:00 p.m. (New York Time)	Brazilian Participants: 55 (11) 4613-0503
Pass code: 210

Speaker from CVRD

Fabio Barbosa - Chief Financial Officer

A simultaneous slide presentation will also be available.

To view the presentation:
1. log on to www.cvrd.com.br
2. click on the “Investor Relations” button
3. click on “THIRD QUARTER 2003 RESULTS”
4. click on the “Click Here for Webcast” button

Please log on prior to the event to test your browser

A replay of the conference call will be available from 2:00 p.m. New York Time on November 13, 2003 until midnight (12:00 a.m.) New York Time on November 24, 2003.

For the replay, please call:US Participants (1-888) 340-8477 // International Participants (1-786) 924-8430 // Brazilian Participants 55 (11) 4613-0502 Pass code: 210

A replay of the synchronized slide presentation and conference call will also be available in the “Investor Relations” section of our website (www.cvrd.com.br) for 90 days following the event on November 13, 2003.

NYSE:	Bovespa:	Latibex:	CVRD - Investor Relations:
RIOPR, RIO	VALE5, VALE3	XVALP, XVALO	Roberto Castello Branco	Barbara Geluda
	Stock options:		Rafael Campos	Rafael Azevedo
AMERICAN STOCK EXCHANGE			Daniela Tinoco	Eduardo de Mello Franco

	www.cvrd.com.br		Tel: 55 (21) 3814-4540 - rio@cvrd.com.br		Tel: 55 (11) 3897-6405

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA VALE DO RIO DOCE
(Registrant)

	By:	/s/ Fabio de Oliveira Barbosa
Fabio de Oliveira Barbosa
Chief Financial Officer

Date: October 17, 2003